RADICA GAMES LIMITED
                             ANNOUNCES COMPLETION OF
                $10 MILLION VENTURE CAPITAL FUNDING FOR ASSOCIATE

FOR IMMEDIATE RELEASE                   CONTACT: PATRICK S. FEELY
JUNE 12, 2000                                    PRESIDENT & CEO
                                                 (LOS ANGELES, CALIFORNIA)
                                                 (626) 744 1150

                                                 DAVID C.W. HOWELL
                                                 PRESIDENT ASIA OPERATIONS
                                                 & CFO
                                                 (HONG KONG)
                                                 (852) 2688 4201

(Hong Kong) Radica (NASDAQ RADA) announced today ShareGate, Inc., the Company's 20% owned affiliate, has completed a $10 million venture capital funding. Blueprint Ventures led ShareGate's fourth and largest investment round, joined by Advent International and Amtech, LLC, to create a strong showing from major venture capitalists in the broadband communications arena.

ShareGate will apply the latest infusion of capital toward vital go-to-market activities for its emerging DSL, cable, and wireless product lines for the SOHO and residential environments. The resulting increase in product and market development, and manufacturing ramp-up will drive ShareGate's early market entry for enabling broadband service bundling.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

ShareGate is a pioneering provider of enhanced plug-and-play residential gateway solutions for broadband services. With next-generation gateway solutions enabling high-speed voice, video and data communications over wired or wireless connections, it is the first systems vendor in the industry to fully enable providers to bundle a variety of broadband consumer services through existing residential communications infrastructure. ShareGate's breakthrough products are designed for advanced broadband content distribution and auto-provisioning across multiple media, including DSL, cable modems, wireless connections and emerging technologies. Established in 1995, ShareGate is a privately held company funded by Silicon Valley venture capitalists and headquartered in Reno, Nevada. For more information, visit the company Web site at www.sharegate.com.

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